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                                                                      Exhibit 12


RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK ACCRETION
--------------------------------------------------------------------------------

The following table sets forth our ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock accretion derived from our unaudited consolidated financial statements for the nine months ended September 30, 1996, our audited consolidated financial statements for the fiscal years ended September 30, 1997, 1998, 1999 and 2000, and our unaudited consoeddstockfanancial statements for the three months ended December 31, 2000. Except for our financial statements as of and for the three months ended December 31, 2000, our consolidated financial statements have been derived from the financial statements and accounting records of Lucent Technologies Inc. using the historical results of operations and historical basis of the assets and liabilities transferred to us from Lucent. We believe the assumptions underlying the consolidated financial statements are reasonable. The ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock accretion prior to September 30, 2000 may not be indicative of our future performance as an independent company.

In reviewing the ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock accretion, please note the following:

-- In fiscal 1996, we changed our fiscal year end from December 31 to September 30.

-- For the nine months ended September 30, 1996, the computation of ratio of earnings to combined fixed charges and preferred stock accretion does not include the interest portion of rental expense as we were unable to derive rental expense from the historical financial statements. The consolidated financial statements for such period were prepared using the historical basis of assets and liabilities and historical results of operations related to Lucent's businesses. These businesses were transferred to Lucent from AT&T Corp. as result of its separation from AT&T in September 1996, and then transferred to us from Lucent in September 2000.

-- On September 30, 2000, we were spun off from Lucent pursuant to a distribution of all outstanding shares of our common stock to Lucent shareowners. Although our consolidated statements of operations include interest expense for each of the respective years, our balance sheets prior to the distribution do not include an allocation of Lucent debt at the corporate level because Lucent used a centralized approach to finance its operations. The interest rates used equate to an estimate of what we believe we would have obtained with a "BBB" rating, our current long term debt rating by Standard & Poor's. Average debt balances utilized for the interest expense calculation include an estimate of the amount of financing thought to be needed to historically fund our operations. These estimates were determined based upon the cash flows for each of the periods and do not necessarily reflect the level of financing we will incur as a stand-alone company.

-- On September 30, 2000, we assumed $780 million of commercial paper from Lucent, which largely represents the portion of Lucent liabilities that Lucent determined should be attributed to us. As of December 31, 2000, we repaid approximately $76 million of the commercial paper.

-- On October 2, 2000, we sold to Warburg, Pincus Equity Partners, L.P. and related investment funds 4,000,000 shares of our Series B convertible participating preferred stock and warrants to purchase our common stock for an aggregate purchase price of $400 million. For the three months ended December 31, 2000, we recorded a $6.5 million reduction in retained earnings representing the amount accreted on the Series B preferred stock for the dividend period.

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                                   AVAYA INC.
    STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK ACCRETION
                              (DOLLARS IN MILLIONS)
                                   (UNAUDITED)


                                                                         THREE MONTHS                                   NINE MONTHS
                                                                             ENDED       YEAR ENDED SEPTEMBER 30,          ENDED
                                                                         DECEMBER 31,  ----------------------------    SEPTEMBER 30,
                                                                             2000      2000    1999    1998    1997         1996
                                                                         ------------  ----------------------------        ------
EARNINGS
Income (Loss) Before Income Taxes..................................         $  25      $(448)  $ 307   $ 240  $  82        $  176
Less:
        Interest Capitalized During the Period.....................             2          2      --      --     --            --
Add:
        Fixed Charges..............................................            30        137     139     125     81            46
                                                                            -----      -----   -----   -----  -----        ------
TOTAL EARNINGS AVAILABLE                                                    $  53      $(313)  $ 446   $ 365  $ 163        $  222

FIXED CHARGES
Total Interest Expense Including Capitalized Interest..............         $  12      $  78   $  90   $  94  $  59        $   46
Interest Portion of Rental Expense (1).............................            18         59      49      31     22            --
                                                                            -----      -----   -----   -----  -----        ------
TOTAL FIXED CHARGES................................................         $  30      $ 137   $ 139   $ 125  $  81        $   46
Add:
        Accretion of Series B Preferred Stock......................            10(2)      --      --      --     --            --
                                                                            -----      -----   -----   -----  -----        ------
TOTAL COMBINED FIXED CHARGES AND
        PREFERRED STOCK ACCRETION..................................         $  40      $ 137   $ 139   $ 125  $  81        $   46

RATIO OF EARNINGS TO FIXED CHARGES.................................           1.8        N/A(3)  3.2     2.9    2.0           4.8
                                                                            =====      =====   =====   =====  =====        ======

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
        PREFERRED STOCK ACCRETION..................................           1.3        N/A(3)  3.2     2.9    2.0           4.8
                                                                            =====      =====   =====   =====  =====        ======

(1) For all periods presented, the percent of rental expense included in the computation of fixed charges represents a reasonable approximation of the interest factor.

(2) Amount represents pre-tax earnings required to cover the preferred stock accretion requirement of $6.5 million for the three months ended December 31, 2000. This amount is calculated by dividing the preferred stock accretion requirement by the reciprocal effective income tax rate from continuing operations of 38.0% for the period.

(3) For the year ended September 30, 2000, earnings available are inadequate to cover fixed charges and combined fixed charges and preferred stock accretion by $450 million.